U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 839-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: May 20, 2008	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, CEO and Director

Exhibits

99.1	Notice of Change of Auditors
99.2	Letter from Former Auditor
99.3	Letter from Successor Auditor
99.4	Notice of Meeting
99.5	Information Circular
99.6	Proxy
99.7	Return Card
99.8	News Release dated May 21, 2008
99.9	News Release dated May 29, 2008
99.10	Material Change Report dated May 27, 2008
99.11	Material Change Report dated May 29, 2008